Exhibit (b)(2)

                              AMENDMENT TO BY-LAWS
                             SCUDDER INVESTORS TRUST

                                November 20, 2002
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RESOLVED, that Article VI, Section 6 of the Fund's By-Laws shall be amended to read as follows (additions are underlined, and deletions are struckout):

Section 6. Powers and Duties of the President. The President shall be the chief executive officer of the Trust. The President, in the absence of the Chairperson and Vice Chairperson, if any, may call meetings of the Trustees and of any Committee thereof when he/she deems it necessary and, in the absence of the Chairperson and Vice-Chairperson, if any, may preside at all meetings of the Shareholders and at all meetings of the Trustees. Subject to the control of the Trustees and to the control of any Committees of the Trustees, within their respective spheres, as provided by the Trustees, he/she shall at all times exercise a general supervision and direction over the affairs of the Trust. He/She shall have the power to employ attorneys and counsel for the Trust and to employ such subordinate officers, agents, clerks and employees as he/she may find necessary to transact the business of the Trust. He/She shall also have the power to grant, issue, execute or sign such powers of attorney, proxies or other documents as may be deemed advisable or necessary in furtherance of the interests of the Trust. The President shall have such other powers and duties, as from time to time may be conferred upon or assigned to him/her by the Trustees.